Exhibit 99.4

BRF’S SECOND QUARTER PROFITS GROW 70%

BRF — Brasil Foods (the new corporate denomination of Perdigão) reported a second quarter 2009 net income of R$ 129 million, a 70% rise on the same quarter in 2008 in spite of a continued adverse trading environment, particularly for exports.

A significant recovery in international markets, albeit slow, together with domestic market performance both contrived to produce a slight improvement in quarter on quarter operating margins, although a sharp appreciation of the Real against the US dollar has worked against this operational result.

While revenues from exports increased by 5% over the first quarter of 2009, domestic markets were notable for a strong showing in the dairy products segment with increased demand for fluid milk products.

Gross sales amounted to R$ 3.1 billion in the second quarter, 4% down on the same period for the preceding year, and gross profits at R$ 593 million were 5% lower.

NUMBERS FOR THE QUARTER

	R$ million
	2Q09	2Q08	Change
Gross Sales	3,124	3,251	(4)%
Domestic Market	1,917	1,992	(4)%
Exports	1,207	1,259	(4)%
Net Sales	2,703	2,833	(5)%
Gross Profits	593	625	(5)%
Gross Margin	21,9%	22,0%	—
EBIT	12	135	(91)%
Net Income	129	76	70%
Net Margin	4.8%	2.7%	—
EBITDA	133	233	(43)%
EBITDA Margin	4.9%	8.2%	—
Earnings per share*	0.63	0.37	—

(*)Consolidated earnings per share (in R$), excluding shares held as treasury stock.

FIRST HALF GROSS SALES SURPASS R$ 6 BI

In the first half of 2009, the Company reported gross sales of R$ 6.16 billion, representing a positive variation of 1%, driven by growth of 2% in the domestic market, which generated R$ 3.8 billion in sales. Exports remained stable in relation to the same comparable period in 2008.

Reduced export flows — which caused an increase in production costs and commercial expenses - squeezed BRF’s margins. Other contributory factors were the abrupt decline in prices in the overseas market and the diversion to domestic consumers of products destined for export.

FIRST HALF NUMBERS

	R$ million
	1H09	1H08	% Change
Gross Sales	6,160	6,098	1%
Domestic Market	3,805	3,735	2%
Exports	2,355	2,363	(0)%
Net Sales	5,306	5,295	0%
Gross Profits	1,128	1,161	(3)%
Gross Margin	21.3%	21.9%	—
EBIT	16	226	(93)%
Net Income	(97)	127	—
Net Margin	(1.8)%	2.4%	—
Adjusted Net Income	35	127	(72)%
Adjusted Net Margin	0.7%	2.4%	—
EBITDA	250	420	(40)%
EBITDA Margin	4.7%	7.9%	—
Earnings per share *	(0.47)	0.61	—

(*) Consolidated earnings per share (in R$), excluding shares held as treasury stock.

São Paulo, August 14, 2009